Exhibit 99.1
CNH INDUSTRIAL N.V.
QUARTERLY REPORT FOR THE THREE AND SIX MONTHS
ENDED June 30, 2021

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2021 and December 31, 2020
(Unaudited)

	June 30, 2021	December 31, 2020
	(in millions)
ASSETS
Cash and cash equivalents	$7,820	$8,785
Restricted cash	764	844
Trade receivables, net	522	506
Financing receivables, net	18,729	18,457
Inventories, net	7,471	6,022
Property, plant and equipment, net	4,667	4,923
Investments in unconsolidated subsidiaries and affiliates	504	529
Investments at fair value through profit and loss	464	392
Equipment under operating leases	1,910	1,978
Goodwill, net	1,925	1,924
Other intangible assets, net	763	772
Deferred tax assets	1,418	1,451
Derivative assets	136	160
Other assets	2,129	1,976
Total Assets	$49,222	$48,719
LIABILITIES AND EQUITY
Debt	24,512	26,053
Trade payables	7,103	6,357
Deferred tax liabilities	106	112
Pension, postretirement and other postemployment benefits	1,531	1,617
Derivative liabilities	171	139
Other liabilities	9,725	9,412
Total Liabilities	$43,148	$43,690
Redeemable noncontrolling interest	44	40
Common shares, €0.01, par value; outstanding 1,354,242,505 common shares and 371,241,879 loyalty program special voting shares at 6/30/2021; and outstanding 1,353,910,471 common shares and 371,328,154 loyalty program special voting shares at 12/31/2020	25	25
Treasury stock, at cost; 10,157,691 common shares at 6/30/2021 and 10,489,725 common shares at 12/31/2020	(105)	(109)
Additional paid in capital	4,411	4,388
Retained earnings	4,197	3,279
Accumulated other comprehensive loss	(2,600)	(2,676)
Noncontrolling interests	102	82
Total Equity	$6,030	$4,989
Total Liabilities and Equity	$49,222	$48,719

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2021 and 2020
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in millions)
Revenues
Net sales	$8,490	$5,150	$15,533	$10,143
Finance, interest and other income	421	428	851	896
Total Revenues	$8,911	$5,578	$16,384	$11,039
Costs and Expenses
Cost of goods sold	6,867	5,114	12,600	9,528
Selling, general and administrative expenses	622	484	1,162	1,010
Research and development expenses	329	203	592	417
Restructuring expenses	8	7	10	12
Interest expense	147	170	308	351
Goodwill impairment charge	—	585	—	585
Other, net	81	(1,295)	298	(1,098)
Total Costs and Expenses	$8,054	$5,268	$14,970	$10,805
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	857	310	1,414	234
Income tax (expense) benefit	(188)	40	(345)	63
Equity in income of unconsolidated subsidiaries and affiliates	30	11	55	10
Net income	$699	$361	$1,124	$307
Net income attributable to noncontrolling interests	9	11	26	22
Net income attributable to CNH Industrial N.V.	$690	$350	$1,098	$285
Earnings per share attributable to common shareholders
Basic	$0.51	$0.26	$0.81	$0.21
Diluted	$0.51	$0.26	$0.81	$0.21
Cash dividends declared per common share	$0.132	$—	$0.132	$—

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
For the Three and Six Months Ended June 30, 2021 and 2020
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Net income	$699	$361	$1,124	$307
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	(53)	(8)	(73)	57
Changes in retirement plans’ funded status	(17)	(7)	(34)	(27)
Foreign currency translation	106	(49)	206	(476)
Share of other comprehensive income (loss) of entities using the equity method	2	5	(21)	(14)
Other comprehensive income (loss), net of tax	38	(59)	78	(460)
Comprehensive income (loss)	737	302	1,202	(153)
Less: Comprehensive income attributable to noncontrolling interests	9	11	28	21
Comprehensive income (loss) attributable to CNH Industrial N.V.	$728	$291	$1,174	$(174)

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Six Months Ended June 30, 2021 and 2020
(Unaudited)

	Six Months Ended June 30,
	2021	2020
	(in millions)
Operating activities:
Net income	$1,124	$307
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	306	307
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	271	259
Loss on disposal of assets	2	4
Loss on repurchase of notes	8	—
Undistributed income of unconsolidated subsidiaries	27	21
Goodwill impairment charge	—	585
Other non-cash items(1)	(2)	(982)
Changes in operating assets and liabilities:
Provisions	151	(152)
Deferred income taxes	(1)	(161)
Trade and financing receivables related to sales, net	(344)	984
Inventories, net	(1,205)	299
Trade payables	806	(954)
Other assets and liabilities	228	18
Net cash provided by operating activities	$1,371	$535
Investing activities:
Additions to retail receivables	(2,398)	(2,069)
Collections of retail receivables	2,397	2,129
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	13	5
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(203)	(132)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(606)	(482)
Other	32	(86)
Net cash used in investing activities	$(765)	$(635)
Financing activities:
Proceeds from long-term debt	6,387	5,495
Payments of long-term debt	(7,601)	(5,709)
Net increase (decrease) in other financial liabilities	(84)	586
Dividends paid	(183)	(3)
Net cash provided by (used in) financing activities	$(1,481)	$369
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(170)	(174)
Increase (decrease) in cash and cash equivalents and restricted cash	(1,045)	95
Cash and cash equivalents and restricted cash, beginning of year	9,629	5,773
Cash and cash equivalents and restricted cash, end of period	$8,584	$5,868

(1) In the six months ended June 30, 2021 and 2020, this item includes pre-tax gains of $72 million and $1,475 million, respectively, from the remeasurement at fair value of the investment in Nikola Corporation.

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Six Months Ended June 30, 2021
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2021	$25	$(109)	$4,388	$3,279	$(2,676)	$82	$4,989	$40
Net income	—	—	—	408	—	15	423	2
Other comprehensive income (loss), net of tax	—	—	—	—	38	2	40	—
Dividends paid	—	—	—	—	—	—	—	(1)
Common shares issued from treasury stock and capital increase for share-based compensation	—	4	(4)	—	—	—	—	—
Share-based compensation expense	—	—	15	—	—	—	15	—
Other changes	—	—	(2)	—	—	—	(2)	—
Balance, March 31, 2021	$25	$(105)	$4,397	$3,687	$(2,638)	$99	$5,465	$41
Net income	—	—	—	690	—	5	695	4
Other comprehensive income (loss), net of tax	—	—	—	—	38	—	38	—
Dividends paid	—	—	—	(180)	—	(1)	(181)	(1)
Share-based compensation expense	—	—	15	—	—	—	15	—
Other changes	—	—	(1)	—	—	(1)	(2)	—
Balance, June 30, 2021	$25	$(105)	$4,411	$4,197	$(2,600)	$102	$6,030	$44

CNH INDUSTRIAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Six Months Ended June 30, 2020
(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2020, as previously reported	$25	$(154)	$4,404	$3,808	$(2,002)	$40	$6,121	$35
Adoption of ASC 326	—	—	—	(36)	—	—	(36)	—
Balance, January 1, 2020 as recast	25	(154)	4,404	3,772	(2,002)	40	6,085	35
Net income (loss)	—	—	—	(65)	—	9	(56)	2
Other comprehensive income (loss), net of tax	—	—	—	—	(399)	(2)	(401)	—
Dividends paid	—	—	—	—	—	—	—	(1)
Decrease in noncontrolling interest due to the change of ownership	—	—	(5)	—	—	(4)	(9)	—
Share-based compensation expense	—	—	5	—	—	—	5	—
Other changes	—	—	(3)	—	—	1	(2)	—
Balance, March 31, 2020	$25	$(154)	$4,401	$3,707	$(2,401)	$44	$5,622	$36
Net income	—	—	—	350	—	7	357	4
Other comprehensive income (loss), net of tax	—	—	—	—	(59)	—	(59)	—
Dividends paid	—	—	—	—	—	—	—	(2)
Common shares issued from treasury stock and capital increase for share-based compensation	—	14	(14)	—	—	—	—	—
Share-based compensation expense	—	—	4	—	—	—	4	—
Other changes	—	—	1	—	—	—	1	—
Balance, June 30, 2020	$25	$(140)	$4,392	$4,057	$(2,460)	$51	$5,925	$38

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting only of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2020. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. The COVID-19 pandemic has resulted in uncertainties in the Company's business, which may cause actual results to differ materially from the estimates and assumptions used in preparation of the financial statements including, but not limited to, future cash flows associated with goodwill, indefinite life intangibles, definite life intangibles, long-lived impairment tests, determination of discount rates and other assumptions for pension and other post-retirement benefit expense and income taxes. Changes in estimates are recorded in results of operations in the period during which the events or circumstances giving rise to such changes occur.

Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, the African continent, and Middle East.
2. NEW ACCOUNTING PRONOUNCEMENTS
Adopted in 2021
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This ASU eliminates certain exceptions to the general principles in ASC 740, Income Taxes. Specifically, it eliminates the exception to (1) the incremental approach for intraperiod tax allocation when there is a loss from continuing operations, and income or a gain from other items; (2) the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The Company adopted ASU 2019-12 on January 1, 2021. The adoption did not have a material impact on our consolidated financial statements.
Not Yet Adopted
Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting ("ASU 2020-04"). ASU 2020-04 provides temporary optional expedients and exceptions for applying

U.S. GAAP to contract modifications, hedging relationships, and other transactions affected by Reference Rate Reform if certain criteria are met. ASU 2020-04 can be adopted beginning as of March 12, 2020 through December 31, 2022 and may be applied as of the beginning of the interim period that includes March 12, 2020 or any date thereafter. The Company has not adopted ASU 2020-04 as of June 30, 2021. ASU 2020-04 is not expected to have a significant impact on the Company's consolidated financial statements.
3. REVENUE
The following table summarizes revenues for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
	2021	2020
	(in millions)
Agriculture	$3,970	$2,541
Construction	808	420
Commercial and Specialty Vehicles	3,220	1,739
Powertrain	1,287	763
Eliminations and Other	(795)	(313)
Total Industrial Activities	$8,490	$5,150
Financial Services	439	441
Eliminations and Other	(18)	(13)
Total Revenues	$8,911	$5,578

	Six Months Ended June 30,
	2021	2020
	(in millions)
Agriculture	$7,008	$4,785
Construction	1,464	842
Commercial and Specialty Vehicles	6,025	3,760
Powertrain	2,521	1,516
Eliminations and Other	(1,485)	(760)
Total Industrial Activities	$15,533	$10,143
Financial Services	887	930
Eliminations and Other	(36)	(34)
Total Revenues	$16,384	$11,039

The following table disaggregates revenues by major source for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended June 30,
	2021	2020
	(in millions)
Revenues from:
Sales of goods	$8,245	$4,946
Rendering of services and other revenues	164	126
Rents on assets sold with a buy-back commitment	81	78
Revenues from sales of goods and services	8,490	5,150
Finance and interest income	236	254
Rents and other income on operating lease	185	174
Finance, interest and other income	421	428
Total Revenues	$8,911	$5,578

	Six Months Ended June 30,
	2021	2020
	(in millions)
Revenues from:
Sales of goods	$15,038	$9,701
Rendering of services and other revenues	333	282
Rents on assets sold with a buy-back commitment	162	160
Revenues from sales of goods and services	15,533	10,143
Finance and interest income	478	527
Rents and other income on operating lease	373	369
Finance, interest and other income	851	896
Total Revenues	$16,384	$11,039
Contract liabilities recorded in Other liabilities were $1,392 million and $1,381 million at June 30, 2021 and December 31, 2020, respectively. Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. During the three months ended June 30, 2021 and 2020, revenues included $123 million and $112 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the six months ended June 30, 2021 and 2020, revenues included $274 million and $257 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
At June 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $2.5 billion ($2.2 billion as of December 31, 2020). The Company expects to recognize revenue on approximately 29% and 71% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 32% and 77% as of December 31, 2020), with the remaining recognized thereafter.
4. VARIABLE INTEREST ENTITIES
The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables.”
The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table below include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table below include third party liabilities of the consolidated VIEs for which creditors do not have recourse to the general credit of the Company.

	June 30, 2021	December 31, 2020
	(in millions)
Restricted cash	$602	$703
Financing receivables	8,554	8,974
Total Assets	$9,156	$9,677
Debt	$8,467	$8,835
Total Liabilities	$8,467	$8,835

5. EARNINGS PER SHARE
The Company’s basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period.
Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units and performance stock units are considered dilutive securities.
A reconciliation of basic and diluted earnings per share is as follows (in millions, except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Basic:
Net income attributable to CNH Industrial	$690	$350	$1,098	$285
Weighted average common shares outstanding—basic	1,354	1,350	1,354	1,350
Basic earnings (loss) per share	$0.51	$0.26	$0.81	$0.21
Diluted:
Net income attributable to CNH Industrial	$690	$350	$1,098	$285
Weighted average common shares outstanding—basic	1,354	1,350	1,354	1,350
Effect of dilutive securities (when dilutive):
Stock compensation plans (1)	7	2	6	2
Weighted average common shares outstanding—diluted	1,361	1,352	1,360	1,352
Diluted earnings (loss) per share	$0.51	$0.26	$0.81	$0.21
(1) For the three and six months ended June 30, 2021, 437 thousand and 232 thousand shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three and six months ended June 30, 2020, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS
The following table summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three and six months ended June 30, 2021 and 2020:

	Pension		Healthcare		Other
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2021	2020	2021	2020	2021	2020
	(in millions)
Service cost	$6	$6	$1	$1	$5	$4
Interest cost	6	12	2	2	—	1
Expected return on assets	(17)	(22)	(2)	(1)	—	—
Amortization of:
Prior service credit	—	—	(33)	(32)	—	—
Actuarial loss	8	10	1	—	—	—
Net periodic benefit cost	$3	$6	$(31)	$(30)	$5	$5

	Pension		Healthcare		Other
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020	2021	2020
	(in millions)
Service cost	$11	$11	$2	$2	$10	$8
Interest cost	11	23	3	5	—	1
Expected return on assets	(33)	(42)	(4)	(3)	—	—
Amortization of:
Prior service credit	—	—	(65)	(65)	—	—
Actuarial loss	16	20	2	1	—	—
Net periodic benefit cost	$5	$12	$(62)	$(60)	$10	$9
On February 20, 2018, CNH Industrial announced that the United States Supreme Court ruled in its favor in Reese vs. CNH Industrial N.V. and CNH Industrial America LLC. The decision allowed CNH Industrial to terminate or modify various retiree healthcare benefits previously provided to certain UAW Union represented Company retirees. On April 16, 2018, CNH Industrial announced its determination to modify the benefits provided to the applicable retirees (“Benefit Modification”) to make them consistent with the benefits provided to current eligible CNH Industrial retirees who had been represented by the UAW. The Benefit Modification resulted in a reduction of the plan liability by $527 million. This amount will be amortized from Other Comprehensive Income ("OCI") to the income statement over approximately 4.5 years, which represents the average service period to attain eligibility conditions for active participants. For the three and six months ended June 30, 2021 and 2020, $30 million and $60 million of amortization (“Benefit Modification Amortization”) was recorded as a pre-tax gain in Other, net, respectively.
7. INCOME TAXES
The effective tax rates for the three months ended June 30, 2021 and 2020 were 21.9% and negative 12.9%, respectively. The effective tax rates for the six months ended June 30, 2021 and 2020 were 24.4% and negative 26.9%, respectively. The 2021 effective tax rates reflect the Company’s full year estimated annual tax rate, reduced primarily by the impact of the Nikola fair market value remeasurement income being discretely taxed at a low rate, in accordance with the applicable jurisdictional tax laws. Additionally, the tax rate for the three months ended June 30, 2021 includes discrete tax benefits associated with tax rate changes related to two tax jurisdictions. The negative effective tax rates for the three and six months ended June 30, 2020 primarily resulted from the income tax benefits associated with pre-tax operational losses exceeding the income tax expense associated with the pre-tax income due to remeasuring the Company’s investment in Nikola Corporation, which was discretely calculated in accordance with the applicable jurisdictional tax laws. In addition, the income tax benefits related to the three and six months ended June 30, 2020 included no benefits related to either the goodwill impairment charge associated with the Company’s construction equipment operations or the pre-tax losses in certain jurisdictions where corresponding deferred tax assets were not recognized.
As in all financial reporting periods, the Company assessed the realizability of its deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. No assessment changes occurred during the three month period ended June 30, 2021. However, the positive earnings trend of the Company’s industrial operations in Brazil continued during the first half of 2021 and the Company is forecasting full year 2021 pre-tax profits for these operations. Additionally, later in 2021, the Company expects to update both its current year and long-term forecast with respect to these operations. Based on this information, it is possible that a change in the assessment could occur with respect to recognizing the deferred tax assets of these operations within the next twelve months and possibly during the second half of 2021. Such an assessment change would likely have a material impact on the Company’s results of operations consistent with disclosures previously made in the Company’s annual report on Form 20-F for the year ended December 31, 2020.
The Company operates in many jurisdictions around the world and is routinely subject to income tax audits. As various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible the Company’s amount of unrecognized tax benefits could change during the next twelve months. Those changes, however, are not expected to have a material impact on the Company’s results of operations, balance sheet, or cash flows.
8. SEGMENT INFORMATION
The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.
CNH Industrial has the following five operating segments:
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as "Industrial Activities".
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT. The Company believes Adjusted EBIT more fully reflects Industrial Activities segments' inherent profitability. Adjusted EBIT of Industrial Activities is defined as net income (loss) before: Income taxes, Financial Services' results, Industrial Activities’ interest expenses (net), foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.

The following table includes the reconciliation of Adjusted EBIT for Industrial Activities to net income, the most comparable U.S. GAAP financial measure, for the three and six months ended June 30, 2021 and 2020.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Agriculture	$582	$203	$981	$227
Construction	24	(87)	49	(170)
Commercial and Specialty Vehicles	100	(156)	176	(212)
Powertrain	74	32	189	63
Unallocated items, eliminations and other	(81)	(50)	(151)	(114)
Total Adjusted EBIT of Industrial Activities	$699	$(58)	$1,244	$(206)
Financial Services Net Income	99	53	190	133
Financial Services Income Taxes	30	20	63	50
Interest expense of Industrial Activities, net of interest income and eliminations	(59)	(59)	(125)	(118)
Foreign exchange gains (losses), net of Industrial Activities	(4)	(7)	(22)	(5)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	36	26	70	56
Restructuring expense of Industrial Activities	(8)	(7)	(10)	(12)
Goodwill impairment charge	—	(585)	—	(585)
Other discrete items of Industrial Activities	(13)	(537)	(13)	(544)
Nikola investment fair value adjustment	107	1,475	72	1,475
Income (loss) before taxes	$887	$321	$1,469	$244
Income tax (expense) benefit	(188)	40	(345)	63
Net income (loss)	$699	$361	$1,124	$307
(1) In the three months ended June 30, 2021, and 2020 this item includes the pre-tax gain of $30 million and $30 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. In the six months ended June 30, 2021, and 2020 this item includes the pre-tax gain of $60 million and $60 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.
9. RECEIVABLES
Financing Receivables, net
A summary of financing receivables as of June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021	December 31, 2020
	(in millions)
Retail	$9,323	$9,257
Wholesale	9,323	9,127
Other	83	73
Total	$18,729	$18,457

The Company assesses and monitors the credit quality of its portfolio based on whether a receivable is classified as Performing or Non-Performing. Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the contractual payment due date. Delinquency is reported in financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 90 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to Interest income. Interest income charged-off was not material for the three and six months ended June 30, 2021. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured. As the terms for retail financing receivables are greater than one year, the performing/non-performing information is presented by year of origination for North America, South America and Rest of World.

The aging of financing receivables as of June 30, 2021 and December 31, 2020 is as follows (in millions):

	June 30, 2021
	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2021					$1,502	$—	$1,502
2020					2,186	1	2,187
2019					1,193	1	1,194
2018					748	1	749
2017					368	1	369
Prior to 2017					178	1	179
Total	$13	$—	$13	$6,162	$6,175	$5	$6,180
South America
2021					$417	$—	$417
2020					662	1	663
2019					380	1	381
2018					242	1	243
2017					130	—	130
Prior to 2017					89	1	90
Total	$22	$—	$22	$1,898	$1,920	$4	$1,924
Rest of World
2021					$284	$—	$284
2020					429	2	431
2019					204	2	206
2018					134	—	134
2017					68	—	68
Prior to 2017					10	—	10
Total	$10	$9	$19	$1,110	$1,129	$4	$1,133
Europe	$—	$—	$—	$86	$86	$—	$86
Total Retail	$45	$9	$54	$9,256	$9,310	$13	$9,323
Wholesale
North America	$—	$—	$—	$2,728	$2,728	$18	$2,746
South America	—	—	—	603	603	33	636
Rest of World	3	2	5	674	679	1	680
Europe	—	—	—	5,261	5,261	—	5,261
Total Wholesale	$3	$2	$5	$9,266	$9,271	$52	$9,323

	December 31, 2020
	31-60 Days Past Due	61-90 Days Past Due	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
North America
2020					$2,619	$—	$2,619
2019					1,571	1	1,572
2018					1,033	1	1,034
2017					543	1	544
2016					262	1	263
Prior to 2016					81	—	81
Total	$29	$—	$29	$6,080	$6,109	$4	$6,113
South America
2020					$792	$1	$793
2019					448	3	451
2018					299	4	303
2017					173	2	175
2016					86	1	87
Prior to 2016					71	1	72
Total	$4	$1	$5	$1,864	$1,869	$12	$1,881
Rest of World
2020					$544	$—	$544
2019					270	1	271
2018					195	1	196
2017					117	1	118
2016					39	—	39
Prior to 2016					2	—	2
Total	$7	$4	$11	$1,156	$1,167	$3	$1,170
Europe	$—	$—	$—	$93	$93	$—	$93
Total Retail	$40	$5	$45	$9,193	$9,238	$19	$9,257
Wholesale
North America	$—	$—	$—	$2,722	$2,722	$31	$2,753
South America	—	—	—	537	537	42	579
Rest of World	3	—	3	542	545	—	545
Europe	—	—	—	5,250	5,250	—	5,250
Total Wholesale	$3	$—	$3	$9,051	$9,054	$73	$9,127

Allowance for credit losses activity for the three and six months ended June 30, 2021 is as follows (in millions):

	Three Months Ended June 30, 2021
	Retail	Wholesale
Opening Balance	$359	$177
Provision	(1)	1
Charge-offs, net of recoveries	(11)	(2)
Foreign currency translation and other	10	6
Ending Balance	$357	$182

	Six Months Ended June 30, 2021
	Retail	Wholesale
Opening Balance	$381	$174
Provision	5	7
Charge-offs, net of recoveries	(19)	(3)
Foreign currency translation and other	(10)	4
Ending Balance	$357	$182

At June 30, 2021, the allowance for credit losses includes a continued reassessment of the outlook by region regarding the impact of the COVID-19 pandemic on credit conditions. The Company continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted. The provision for credit losses is included in selling, general, and administrative expenses.
At both June 30, 2020 and December 31, 2020, the allowance for credit losses was based on the Company's expectation of deteriorating credit conditions related to the COVID-19 pandemic.
Allowance for credit losses activity for the three and six months ended June 30, 2020 and for the year ended December 31, 2020 is as follows (in millions):

	Three Months Ended June 30, 2020
	Retail	Wholesale
Opening Balance	$314	$144
Provision	34	15
Charge-offs, net of recoveries	(24)	(1)
Foreign currency translation and other	2	1
Ending Balance	$326	$159

	Six Months Ended June 30, 2020
	Retail	Wholesale
Opening Balance, as previously reported	$299	$159
Adoption of ASC 326	35	(9)
Opening Balance, as recast	334	150
Provision	54	17
Charge-offs, net of recoveries	(44)	(1)
Foreign currency translation and other	(18)	(7)
Ending Balance	$326	$159

	Twelve Months Ended December 31, 2020
	Retail	Wholesale
Opening Balance, as previously reported	$299	$159
Adoption of ASC 326	35	(9)
Opening Balance, as recast	334	150
Provision	113	27
Charge-offs, net of recoveries	(56)	(14)
Foreign currency translation and other	(10)	11
Ending Balance	$381	$174
Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns persist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of June 30, 2021, the Company had 204 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value of these contracts was $6 million and the post-modification value was $5 million. Additionally, the Company had 339 accounts with a balance of $22 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of June 30, 2020, the Company had 275 retail and finance lease contracts classified as TDRs in North America where a court has determined the concession. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 330 accounts with a balance of $21 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by the court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended June 30, 2021 and 2020.
As of June 30, 2021 and 2020, the Company had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $86 million and $78 million, respectively, and the post-modification value was $79 million and $71 million, respectively. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended June 30, 2021 and 2020.
As of June 30, 2021 and 2020, the Company’s wholesale TDR were immaterial.

Transfers of Financial Assets
The Company transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.
These securitization trusts were determined to be VIEs, and consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.
No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company in its role as servicer.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.
At June 30, 2021 and December 31, 2020, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	June 30, 2021	December 31, 2020
Retail note and finance lease receivables	$5,662	$6,224
Wholesale receivables	6,613	7,011
Total	$12,275	$13,235
10. INVENTORIES
Inventories as of June 30, 2021 and December 31, 2020 consist of the following:

	June 30, 2021	December 31, 2020
	(in millions)
Raw materials	$1,982	$1,525
Work-in-process	1,329	622
Finished goods	4,160	3,875
Total inventories	$7,471	$6,022
11. LEASES
Lessee
The Company has mainly operating lease contracts for buildings, plant and machinery, vehicles, IT equipment and machinery.
Leases with a term of 12 months or less are not recorded in the balance sheet. For these leases the Company recognized, on a straight-line basis over the lease term, lease expense of $4 million and $3 million in the three months ended June 30, 2021 and 2020, respectively, and $6 million and $6 million in the six months ended June 30, 2021 and 2020, respectively.

For the three and six months ended June 30, 2021 the Company incurred operating lease expenses of $38 million and $76 million, respectively. For the three and six months ended June 30, 2020, the Company incurred operating lease expenses of $35 million and $70 million, respectively.
At June 30, 2021, the Company has recorded approximately $432 million of right-of-use assets and $431 million of related lease liability included in Other Assets and Other Liabilities, respectively. At June 30, 2021, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for operating leases were 6.2 years and 3.0%, respectively.
During the six months ended June 30, 2021 and 2020 leased assets obtained in exchange for operating lease obligations were $57 million and $33 million, respectively. The operating cash outflow for amounts included in the measurement of operating lease obligations was $77 million and $70 million as of June 30, 2021 and 2020, respectively.
Lessor
The Company, primarily through its Financial Services segment, leases equipment and vehicles to retail customers under operating leases. Our leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenue for non-lease components are accounted for separately.
12. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
A summary of investments in unconsolidated subsidiaries and affiliates as of June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021	December 31, 2020
	(in millions)
Equity method	$474	$514
Cost method	30	15
Total	$504	$529
13. GOODWILL AND OTHER INTANGIBLES
Changes in the carrying amount of goodwill for the six months ended June 30, 2021 are as follows:

	Agriculture	Commercial and Specialty Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2021	$1,695	$65	$7	$157	$1,924
Foreign currency translation and other	3	(2)	—	—	1
Balance at June 30, 2021	$1,698	$63	$7	$157	$1,925

Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently if a triggering event occurs that would indicate it is more likely than not that the fair value of a reporting unit is less than book value. CNH Industrial performed its most recent annual impairment review as of December 31, 2020. At that date, the estimated fair values of the Agriculture and Financial Services reporting units exceeded the carrying value by approximately 270% and 51%, respectively.

As of June 30, 2021 and December 31, 2020, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		June 30, 2021			December 31, 2020
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$306	$244	$62	$311	$241	$70
Patents, concessions, licenses and other	5-25	2,125	1,697	428	2,107	1,678	429
		2,431	1,941	490	2,418	1,919	499
Other intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Total Other intangible assets		$2,704	$1,941	$763	$2,691	$1,919	$772
CNH Industrial recorded amortization expense of $30 million and $23 million for the three months ended June 30, 2021 and 2020, respectively, and $56 million and $47 million for the six months ended June 30, 2021 and 2020, respectively.
14. OTHER LIABILITIES
A summary of Other liabilities as of June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021	December 31, 2020
	(in millions)
Advances on buy-back agreements	$1,183	$1,355
Warranty and campaign programs	1,026	995
Marketing and sales incentive programs	1,480	1,324
Tax payables	813	654
Accrued expenses and deferred income	687	672
Accrued employee benefits	812	681
Lease liabilities	431	453
Legal reserves and other provisions	342	332
Contract reserve	407	389
Contract liabilities(1)	1,392	1,381
Restructuring reserve	64	76
Other	1,088	1,100
Total	$9,725	$9,412
(1)Contract liabilities include $722 million and $740 million at June 30, 2021 and December 31, 2020, respectively, for future rents related to buy-back agreements.

Warranty and Campaign Programs
CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three and six months ended June 30, 2021 and 2020 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Balance at beginning of period	$997	$887	$995	$919
Current year additions	212	157	414	342
Claims paid	(188)	(152)	(352)	(322)
Currency translation adjustment and other	5	11	(31)	(36)
Balance at end of period	$1,026	$903	$1,026	$903
Restructuring Expense
The Company incurred restructuring expenses of $8 million and $7 million during the three months ended June 30, 2021 and 2020, respectively. The Company incurred restructuring expenses of $10 million and $12 million during the six months ended June 30, 2021 and 2020, respectively.
15. COMMITMENTS AND CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.
Environmental
Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 66 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 16 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 60 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.
Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 66 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.
The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.
The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.
Investigation, analysis and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of June 30, 2021 and December 31, 2020, environmental reserves of approximately $30 million and $32 million, respectively, were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.
Other Litigation and Investigation
Follow-up on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, the Company has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. Most of these claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of CNH Industrial, installed in certain Ducato (a vehicle distributed by the Stellantis group) and Iveco Daily vehicles. CNH Industrial immediately made itself available to these investigators and is providing its full cooperation to properly address the requests received. Although at the date hereof CNH Industrial has no evidence of any wrongdoing, CNH Industrial cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees on non-consolidated affiliates as of June 30, 2021 and December 31, 2020 totaling of $490 million and $615 million, respectively.
16. FINANCIAL INSTRUMENTS
The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.
Fair-Value Hierarchy
The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Determination of Fair Value
When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will use observable market-based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.
The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models as well as any significant assumptions.
Derivatives
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.9 billion and $6.3 billion at June 30, 2021 and December 31, 2020, respectively.
Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the three and six months ended June 30, 2021 and 2020.
All of CNH Industrial’s interest rate derivatives outstanding as of June 30, 2021 and December 31, 2020 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $7.8 billion and $7.5 billion at June 30, 2021 and December 31, 2020, respectively.
As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At June 30, 2021, the notional amount of hedging instruments that could be affected by the reform of benchmark interest rates is $1,230 million.
With regard to hedge accounting, the Company continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered probable of occurring.

Financial Statement Impact of CNH Industrial Derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives designated as cash flow hedges recognized in accumulated other comprehensive income (loss) and net income (loss) during the three and six months ended June 30, 2021 and 2020 (in millions):

		Recognized in Net Income
For the Three Months Ended June 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2021
Foreign exchange contracts	$(55)
		Net sales	(1)
		Cost of goods sold	2
		Other, Net	1
Interest rate contracts	5	Interest expense	(1)
Total	$(50)		$1
2020
Foreign exchange contracts	$(15)
		Net sales	—
		Cost of goods sold	(3)
		Other, Net	(5)
Interest rate contracts	(4)	Interest expense	(1)
Total	$(19)		$(9)

		Recognized in Net Income
For the Six Months Ended June 30,	Gain (Loss) Recognized in Accumulated Other Comprehensive Income	Classification of Gain (Loss)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Income
2021
Foreign exchange contracts	$(81)
		Net sales	(3)
		Cost of goods sold	27
		Other, Net	(6)
Interest rate contracts	25	Interest expense	(3)
Total	$(56)		$15
2020
Foreign exchange contracts	$66
		Net sales	(1)
		Cost of goods sold	(20)
		Other, Net	10
Interest rate contracts	(19)	Interest expense	(2)
Total	$47		$(13)

The following table summarizes the activity in accumulated other comprehensive income related to the derivatives held by the Company during the six months ended June 30, 2021 and 2020:

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2020	$(5)	$(1)	$(6)
Net changes in fair value of derivatives	(56)	(3)	(59)
Net losses reclassified from accumulated other comprehensive income into income	(15)	1	(14)
Accumulated derivative net losses as of June 30, 2021	$(76)	$(3)	$(79)

In Millions	Before-Tax Amount	Income Tax	After-Tax Amount
Accumulated derivative net losses as of December 31, 2019	$(62)	$8	$(54)
Net changes in fair value of derivatives	47	—	47
Net losses reclassified from accumulated other comprehensive income into income	13	(3)	10
Accumulated derivative net losses as of June 30, 2020	$(2)	$5	$3

The following tables summarize the impact that changes in the fair value of fair value hedges and derivatives not designated as hedging instruments had on earnings (in millions):

		For the Three Months Ended June 30,
	Classification of Gain	2021	2020
Fair Value Hedges
Interest rate derivatives	Interest expense	$(2)	$3

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(58)	$13

		For the Six Months Ended June 30,
	Classification of Gain	2021	2020
Fair Value Hedges
Interest rate derivatives	Interest expense	$(23)	$42

Not Designated as Hedges
Foreign exchange contracts	Other, Net	$(76)	$154

The fair values of CNH Industrial’s derivatives as of June 30, 2021 and December 31, 2020 in the condensed consolidated balance sheets are recorded as follows:

	June 30, 2021		December 31, 2020
in millions of dollars	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	60	Derivative assets	77
Foreign currency contracts	Derivative assets	32	Derivative assets	67
Total derivative assets designated as hedging instruments		92		144
Interest rate contracts	Derivative liabilities	28	Derivative liabilities	46
Foreign currency contracts	Derivative liabilities	118	Derivative liabilities	62
Total derivative liabilities designated as hedging instruments		146		108
Derivatives not designated as hedging instruments under Subtopic 815-20
Interest rate contracts	Derivative assets	8	Derivative assets	—
Foreign currency contracts	Derivative assets	34	Derivative assets	16
Total derivative assets not designated as hedging instruments		42		16
Interest rate contracts	Derivative liabilities	9	Derivative liabilities	—
Foreign currency contracts	Derivative liabilities	16	Derivative liabilities	31
Total derivative liabilities not designated as hedging instruments		25		31
Items Measured at Fair Value on a Recurring Basis
The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at June 30, 2021 and December 31, 2020:

	Level 1		Level 2		Total
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$66	$83	$66	$83
Interest rate derivatives	—	—	68	77	68	77
Other	—	—	2	—	2	—
Investments at fair value through profit & loss	464	392	—	—	464	392
Total Assets	$464	$392	$136	$160	$600	$552
Liabilities
Foreign exchange derivatives	$—	$—	$134	$93	$134	$93
Interest rate derivatives	—	—	37	46	37	46
Total Liabilities	$—	$—	$171	$139	$171	$139

The line item “Investments at fair value through profit & loss” includes the fair value of the approximately 6.5% investment held by CNH Industrial in Nikola Corporation ("Nikola"), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. The market price of Nikola shares on the NASDAQ (ticker "NKLA") as of June 30, 2021 was $18.06, determining a value of $463 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary

Iveco S.p.A. As a consequence, at June 30, 2021 the Company recorded a pre-tax gain of $107 million ($106 million after tax), from the remeasurement at fair value of the investment in Nikola, recorded in the line item “Other, net”.
Items Measured at Fair Value on a Non-Recurring Basis
During the second quarter of 2020, the Company recorded property and equipment impairments of $163 million related to Agriculture ($111 million), Construction ($45 million) and Commercial and Specialty Vehicles ($7 million). The impairments were the result of declines in forecasted performance that indicated it was probable that the future cash flows would not cover the carrying amount of assets used in manufacturing equipment of the respective segments. In addition, the Company recorded impairments during the three months ended June 30, 2020 of $27 million related to its Construction dealer network and $65 million related to certain software costs in its Agriculture segment.
No impairments were recorded during the three and six months ended June 30, 2021.
The following tables present the fair value for nonrecurring Level 3 measurements from impairments as of June 30, 2021 and 2020:

	Fair Value		Losses
	2021	2020	2021	2020
	(in millions)
Property, plant and equipment	$—	$107	$—	$163
Other intangible assets	$—	$—	$—	$92
The following is a description of the valuation methodologies the Company uses to non-monetary assets at fair value:
Property, plant, and equipment, net: The impairments are measured at the lower of the carrying amount, or fair value. The valuations were based on a cost approach. The inputs include replacement cost estimates adjusted for physical deterioration and economic obsolescence.
Other intangible assets, net: The impairments are measured at the lower of the carrying amount or fair value. The valuations were based on the income approach (discounted cash flows). The inputs include estimates of future cash flows.
Fair Value of Other Financial Instruments
The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.
Financial Instruments Not Carried at Fair Value
The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021		December 31, 2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$18,729	$19,092	$18,457	$18,726
Debt	$24,512	$25,024	$26,053	$26,630
Financing Receivables
The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.
Debt
All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement.
17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The Company’s share of other comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 16: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

	Three Months Ended June 30, 2021
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(50)	$(3)	$(53)
Changes in retirement plans’ funded status	(25)	8	(17)
Foreign currency translation	106	—	106
Share of other comprehensive income (loss) of entities using the equity method	2	—	2
Other comprehensive income	$33	$5	$38

	Six Months Ended June 30, 2021
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(71)	$(2)	$(73)
Changes in retirement plans’ funded status	(49)	15	(34)
Foreign currency translation	206	—	206
Share of other comprehensive income (loss) of entities using the equity method	(21)	—	(21)
Other comprehensive income	$65	$13	$78

	Three Months Ended June 30, 2020
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(9)	$1	$(8)
Changes in retirement plans’ funded status	(13)	6	(7)
Foreign currency translation	(49)	—	(49)
Share of other comprehensive income (loss) of entities using the equity method	5	—	5
Other comprehensive income (loss)	$(66)	$7	$(59)

	Six Months Ended June 30, 2020
	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$60	$(3)	$57
Changes in retirement plans’ funded status	(42)	15	(27)
Foreign currency translation	(476)	—	(476)
Share of other comprehensive income (loss) of entities using the equity method	(14)	—	(14)
Other comprehensive income (loss)	$(472)	$12	$(460)

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2020	$(54)	$(650)	$(1,145)	$(153)	$(2,002)
Other comprehensive income (loss), before reclassifications	47	32	(474)	(14)	(409)
Amounts reclassified from other comprehensive income	10	(59)	—	—	(49)
Other comprehensive income (loss)*	57	(27)	(474)	(14)	(458)
Balance, June 30, 2020	$3	$(677)	$(1,619)	$(167)	$(2,460)

Balance, January 1, 2021	$(6)	$(653)	$(1,884)	$(133)	$(2,676)
Other comprehensive income (loss), before reclassifications	(59)	27	204	(21)	151
Amounts reclassified from other comprehensive income	(14)	(61)	—	—	(75)
Other comprehensive income (loss)*	(73)	(34)	204	(21)	76
Balance, June 30, 2021	$(79)	$(687)	$(1,680)	$(154)	$(2,600)
(*)Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $2 million and $(2) million for the six months ended June 30, 2021 and 2020, respectively.
Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three and six months ended June 30, 2021 and 2020 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Amount Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Cash flow hedges	$1	$—	$3	$1	Net sales
	(2)	3	(27)	20	Cost of goods sold
	(1)	5	6	(10)	Other, net
	1	1	3	2	Interest expense
	—	(2)	1	(3)	Income taxes
	$(1)	$7	$(14)	$10
Change in retirement plans’ funded status:
Amortization of actuarial losses	$9	$10	$18	$21	*
Amortization of prior service cost	(33)	(32)	(65)	$(65)	*
	(7)	(8)	(14)	$(15)	Income taxes
	$(31)	$(30)	$(61)	$(59)
Total reclassifications, net of tax	$(32)	$(23)	$(75)	$(49)
(*) These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.
18. RELATED PARTY INFORMATION
As of June 30, 2021 CNH Industrial’s related parties were primarily EXOR N.V. and the companies that EXOR N.V. controlled or had a significant influence over including Stellantis N.V. (formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates ("Stellantis"). As of June 30,

2021, EXOR N.V. held 42.5% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2021. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.
The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its Subsidiaries and Affiliates
EXOR N.V. is an investment holding company. As of June 30, 2021, and December 31, 2020, among other things, EXOR N.V. managed a portfolio that includes the investment in Stellantis. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and six months ended June 30, 2021 and 2020.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During the three and six months ended June 30, 2021 and 2020, Stellantis subsidiaries provided CNH Industrial with administrative services such as accounting, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sold engines and light commercial vehicles to and purchased engine blocks and other components from Stellantis subsidiaries. Furthermore, CNH Industrial and Stellantis engage in other minor transactions in the ordinary course of business.
These transactions with Stellantis are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Net sales	$158	$123	$362	$243
Cost of goods sold	$38	$31	$126	$87
Selling, general and administrative expenses	$33	$32	$64	$56

	June 30, 2021	December 31, 2020
	(in millions)
Trade receivables	$4	$8
Trade payables	$90	$85

Transactions with Unconsolidated Subsidiaries and Affiliates
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO-OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(in millions)		(in millions)
Net sales	$327	$264	$682	$428
Cost of goods sold	$130	$63	$242	$155

	June 30, 2021	December 31, 2020
	(in millions)
Trade receivables	$107	$170
Trade payables	$87	$98
At June 30, 2021 and December 31, 2020, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $186 million and $259 million, respectively, mainly related to IVECO-OTO MELARA Società Consortile a responsabilità limitata. At June 30, 2021 and December 31, 2020, CNH Industrial had provided guarantees on commitments of its associated company for an amount of $293 million and $323 million, respectively, related to CNH Industrial Capital Europe S.a.S.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its subsidiaries.
The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agriculture, which designs, produces and sells agricultural equipment (ii) Construction, which designs, produces and sells construction equipment (iii) Commercial and Specialty Vehicles, which designs, produces and sell trucks, commercial and specialty vehicles, and buses, (iv) Powertrain, which designs, produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to customers acquiring our products. The Company’s worldwide agricultural equipment, construction equipment, commercial and specialty vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities.”
The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.
Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
•North America: United States, Canada and Mexico;
•Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine, and Balkans;
•South America: Central and South America, and the Caribbean Islands; and
•Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, the African continent, and Middle East.
Non-GAAP Financial Measures
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP or EU-IFRS.
Our primary non-GAAP financial measures are defined as follows:
Adjusted EBIT of Industrial Activities
Adjusted EBIT of Industrial Activities is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. Such non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
Net Cash (Debt) and Net Cash (Debt) of Industrial Activities
Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

Revenues on a Constant Currency Basis
We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year average exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.
Free Cash Flow of Industrial Activities
Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
A. Operating Results
The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Supplemental Information” within this section, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.
COVID-19 Effects and Actions
The COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread continue to affect CNH Industrial’s business, results, cash flow and outlook. Governments in many countries where the Company operates, designated part of our businesses as essential critical infrastructure businesses. This designation allows us to operate in support of our dealers and customers to the extent possible. CNH Industrial also continues to prioritize the health, safety and well-being of its employees.
Rising demand is adding pressure to our supply chain, requiring diligent coordination to keep our production at desired levels. Adverse market trends in raw materials (particularly steel), freight and logistics costs have impacted our product cost performance in the first half of 2021.
We remain cautious about future impacts on CNH Industrial’s end-markets and business operations of restrictions on social interactions and business operations to limit the resurgence of the pandemic. CNH Industrial is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business, its employees and the Company's results of operations, financial condition and cash flows in 2021. For additional risks related to the COVID-19 pandemic, see "Item 3 - Key Information - D. Risk Factors - COVID-19 Risks" in our 2020 annual report on Form 20-F.
Planned Spin-off of On-Highway Business
The Company has confirmed its intention to enhance its customer focus through the separation of its "On-Highway" (commercial and specialty vehicles, powertrain, and the related financial services business) and "Off-Highway" (agriculture, construction, and the related financial services business) businesses in early 2022. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. Execution of the transaction requires further work on structure, management, governance and other significant matters as well as appropriate corporate approvals (including approval of our shareholders at an Extraordinary General Meeting) and satisfaction of other conditions. CNH Industrial can make no assurance that any spin-off transaction will ultimately occur, or, if one does occur, its terms or timing.

Proposed Acquisition of Raven Industries

On June 21, 2021, the Company announced that it entered into an agreement and plan of merger to acquire 100% of the capital stock of Raven Industries, Inc. ("Raven") for $58 per share, representing a $2.1 billion enterprise value. The transaction will be funded with available cash on hand of CNH Industrial. Closing is expected to occur in the fourth quarter of 2021, subject to the satisfaction of customary closing conditions, including approval of Raven shareholders and receipt of regulatory approvals.

Raven is a diversified technology company providing a variety of products to customers within the industrial, agricultural, geomembrane, construction, commercial lighter-than-air, and aerospace and defense markets. Raven markets its products around the world and has its principal operations in the United States of America.

Three Months Ended June 30, 2021 Compared to Three Months Ended June 30, 2020
Consolidated Results of Operations

	Three Months Ended June 30,
	2021	2020
	(in millions)
Revenues:
Net sales	$8,490	$5,150
Finance, interest and other income	421	428
Total Revenues	8,911	5,578
Costs and Expenses:
Cost of goods sold	6,867	5,114
Selling, general and administrative expenses	622	484
Research and development expenses	329	203
Restructuring expenses	8	7
Interest expense	147	170
Goodwill impairment charge	—	585
Other, net	81	(1,295)
Total Costs and Expenses	8,054	5,268
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	857	310
Income tax (expense) benefit	(188)	40
Equity in income of unconsolidated subsidiaries and affiliates	30	11
Net income	699	361
Net income attributable to noncontrolling interests	9	11
Net income attributable to CNH Industrial N.V.	$690	$350
Revenues
We recorded revenues of $8,911 million for the three months ended June 30, 2021, an increase of 59.8% (up 50.8% on a constant currency basis) compared to the three months ended June 30, 2020. Net sales of Industrial Activities were $8,490 million in the three months ended June 30, 2021, an increase of 64.9% (up 55.4% on a constant currency basis) compared to the three months ended June 30, 2020, due to solid performance from all segments, as a result of higher volumes driven by strong industry demand and favorable price realization.
Cost of Goods Sold
Cost of goods sold were $6,867 million for the three months ended June 30, 2021 compared with $5,114 million for the three months ended June 30, 2020. As a percentage of net sales of Industrial Activities, cost of goods sold was 80.9% in the three months ended June 30, 2021 (99.3% for the three months ended June 30, 2020), as a result of positive fixed cost absorption, partially offset by higher input costs. In the three months ended June 30, 2020, cost of goods sold included impairment charges of $255 million and asset optimization charges of $282 million.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $622 million during the three months ended June 30, 2021 (7.0% of total revenues), up $138 million compared to the three months ended June 30, 2020 (8.7% of total revenues) as expenses returned to more normal levels from the low levels experienced last year.
Research and Development Expenses
For the three months ended June 30, 2021, research and development expenses were $329 million compared to $203 million for the three months ended June 30, 2020. The expense for the three months ended June 30, 2021 and 2020 was primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
Restructuring expenses for the three months ended June 30, 2021 were $8 million, compared to $7 million for the three months ended June 30, 2020.

Interest Expense
Interest expense was $147 million for the three months ended June 30, 2021 compared to $170 million for the three months ended June 30, 2020. The interest expense attributable to Industrial Activities for the three months ended June 30, 2021, net of interest income and eliminations, was $59 million, compared to $59 million in the three months ended June 30, 2020.
Other, net
Other, net expenses were $81 million for the three months ended June 30, 2021 and include a pre-tax gain of $107 million ($106 million after-tax) from the remeasurement at fair value of the investment in Nikola Corporation, a pre-tax gain of $30 million ($22 million after-tax) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, and foreign exchange losses of $4 million. Other, net expenses were $(1,295) million for the three months ended June 30, 2020 and included a pre-tax gain of $1,475 million ($1,457 million after-tax) from the remeasurement at fair value of the investment in Nikola Corporation and a pre-tax gain of $30 million ($22 million after-tax) due to the positive impact from the 2018 U.S. healthcare plan modification.
Income Taxes

	Three Months Ended June 30,
	2021	2020
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$857	$310
Income tax (expense) benefit	$(188)	$40
Effective tax rate	21.9%	(12.9)%
Income tax expense for the three months ended June 30, 2021 was $188 million compared to income tax benefit of $40 million for the three months ended June 30, 2020. The effective tax rates for the three months ended June 30, 2021 and 2020 were 21.9% and negative 12.9%, respectively. The 2021 effective tax rate reflects the Company’s full year estimated annual tax rate, primarily reduced by the impact of the Nikola fair market value remeasurement income being discretely taxed at a low rate, in accordance with the applicable jurisdictional tax laws. The negative effective tax rate for the three months ended June 30, 2020 primarily resulted from the income tax benefits associated with pre-tax operational losses exceeding the income tax expense associated with the pre-tax income due to remeasurement of the Company’s investment in Nikola Corporation, which was discretely calculated in accordance with the applicable jurisdictional tax laws. In addition, the income tax benefits related to the three months ended June 30, 2020 included no benefits related to either the goodwill impairment charge associated with the Company’s construction equipment operations or the pre-tax losses in certain jurisdictions where the Company could not recognize corresponding deferred tax assets.
Excluding the pre-tax and tax impacts of the remeasurement to fair value of the investment in Nikola Corporation, restructuring charges, the Benefit Modification Amortization and charges for retiring certain debt and certain other charges associated with the Company’s spin-off of its On-Highway operations and pending acquisition of Raven Industries, and tax benefits related to tax law changes in two jurisdictions, the effective tax rate was 25.4% for the three months ended June 30, 2021. Excluding the pre-tax and tax impacts of remeasuring the Company’s investment in Nikola Corporation, the goodwill impairment charge related to the Company’s construction equipment operations, asset optimization charges, impairment charges to other assets, restructuring charges and the Benefit Modification Amortization, the effective tax rate was negative 45.3% for the three months ended June 30, 2020.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates was $30 million and $11 million for the three months ended June 30, 2021 and 2020, respectively.
Net Income (Loss)
Net income was $699 million for the three months ended June 30, 2021, compared to net income of $361 million for the three months ended June 30, 2020. Net income for the three months ended June 30, 2021 included a pre-tax gain of $107 million ($106 million after-tax) due to the remeasurement to fair value of the investment in Nikola Corporation, a pre-tax gain of $30 million ($22 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, and restructuring expenses of $8 million ($6 million after-tax).

In the three months ended June 30, 2020, net income included a pre-tax gain of $1,475 million ($1,457 million after-tax) due to the remeasurement at fair value of the investment in Nikola Corporation. Net income also included a non-cash, pre- and after-tax goodwill impairment charge of $585 million related to Construction, other assets pre-tax impairment charges of $255 million ($214 million after-tax), as well as asset optimization pre-tax charges of $282 million ($227 million after-tax). Furthermore, net income included a pre-tax gain of $30 million ($22 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, as well as pre-tax restructuring expenses of $7 million ($6 million after-tax).
Industrial Activities and Business Segments
The following tables show revenues and Adjusted EBIT by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended June 30,
	2021	2020	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$3,970	$2,541	56.2%	49.2%
Construction	808	420	92.4%	86.2%
Commercial and Specialty Vehicles	3,220	1,739	85.2%	71.4%
Powertrain	1,287	763	68.7%	55.0%
Eliminations and other	(795)	(313)
Total Net sales of Industrial Activities	8,490	5,150	64.9%	55.4%
Financial Services	439	441	(0.5)%	(4.1)%
Eliminations and other	(18)	(13)
Total Revenues	$8,911	$5,578	59.8%	50.8%

	Three Months Ended June 30,
	2021	2020	$ Change	2021 Adj EBIT Margin	2020 Adj EBIT Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$582	$203	$379	14.7%	8.0%
Construction	24	(87)	111	3.0%	(20.7)%
Commercial and Specialty Vehicles	100	(156)	256	3.1%	(9.0)%
Powertrain	74	32	42	5.7%	4.2%
Unallocated items, eliminations and other	(81)	(50)	(31)
Total Adjusted EBIT of Industrial Activities	$699	$(58)	$757	8.2%	(1.1)%
Net sales of Industrial Activities were $8,490 million during the three months ended June 30, 2021, an increase of 64.9% compared to the three months ended June 30, 2020 (up 55.4% on a constant currency basis), due to solid performance from all segments as a result of higher volumes driven by strong industry demand and favorable price realization.
Adjusted EBIT of Industrial Activities was $699 million during the three months ended June 30, 2021, compared to an adjusted EBIT loss of $58 million during the three months ended June 30, 2020. The increase in adjusted EBIT was primarily attributable to all segments increasing year over year.

Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the three months ended June 30, 2021 compared to the three months ended June 30, 2020:
Agriculture Sales—by geographic region:

	Three Months Ended June 30,
(in millions, except percentages)	2021	2020	% Change
North America	$1,286	$896	43.5%
Europe	1,401	937	49.5%
South America	566	312	81.4%
Rest of World	717	396	81.1%
Total	$3,970	$2,541	56.2%
Agriculture's net sales totaled $3,970 million in the three months ended June 30, 2021, an increase of 56.2% compared to the three months ended June 30, 2020 (up 49.2% on a constant currency basis). Net sales were higher mainly due to increased industry demand, as well as better mix and favorable price realization in all regions.
For the second quarter of 2021, worldwide industry unit sales were up in all key regions. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector and combines were up 49% and 10%, respectively. Industry volumes for under 140 hp tractors in North America were up 3%. European markets were up 31% and 13% for tractors and combines, respectively. In South America, tractor and combine demand increased 38%. In Rest of World, tractor and combine demand increased 38% and 12%, respectively.
Adjusted EBIT
Adjusted EBIT was $582 million in the three months ended June 30, 2021, an increase of $379 million compared to the three months ended June 30, 2020. The increase was driven by higher volume, favorable mix and positive price realization, partially offset by higher raw material and freight costs, higher SG&A and R&D spend from the low levels of the previous year, as well as higher variable compensation. Adjusted EBIT margin was 14.7% (8.0% in the three months ended June 30, 2020).
Construction
Net Sales
The following table shows Construction net sales by geographic region for the three months ended June 30, 2021 compared to the three months ended June 30, 2020:
Construction Sales—by geographic region:

	Three Months Ended June 30,
(in millions, except percentages)	2021	2020	% Change
North America	$372	$161	131.1%
Europe	171	89	92.1%
South America	117	71	64.8%
Rest of World	148	99	49.5%
Total	$808	$420	92.4%
Construction's net sales totaled $808 million in the three months ended June 30, 2021, an increase of 92.4% compared to the three months ended June 30, 2020 (up 86.2% on a constant currency basis), as a result of higher volumes driven by industry demand, channel inventory destocking actions in 2020, and better price realization.
Global demand in construction equipment increased in both Heavy and Light sub-segments, with Heavy up 6% and Light up 21%. Demand increased 42% in North America, 36% in Europe and 102% in South America, but decreased 4% in Rest of World.
Adjusted EBIT
Adjusted EBIT was $24 million in the three months ended June 30, 2021, an increase of $111 million compared to the three months ended June 30, 2020. The improvement was due to favorable volume and mix, positive price realization and favorable quality performance, partially offset by higher material and freight costs. Adjusted EBIT margin was 3.0%.

Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the three months ended June 30, 2021 compared to the three months ended June 30, 2020:
Commercial and Specialty Vehicles Sales—by geographic region:

	Three Months Ended June 30,
(in millions, except percentages)	2021	2020	% Change
North America	$27	$18	n.m.
Europe	2,557	1,391	83.8%
South America	296	110	169.1%
Rest of World	340	220	54.5%
Total	$3,220	$1,739	85.2%
n.m. - not meaningful
Commercial and Specialty Vehicles’ net sales totaled $3,220 million in the three months ended June 30, 2021, an increase of 85.2% compared to the three months ended June 30, 2020 (up 71.4% on a constant currency basis), primarily driven by higher truck volumes.
During the second quarter of 2021, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 45% compared to the same period in 2020. In Europe, the Light Commercial Vehicles ("LCV") market (GVW 3.5-7.49 tons) increased 40% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 61%. In South America, new truck registrations (GVW ≥3.5 tons) increased 78% over the same period of 2020, with an increase of 82% in Brazil and an increase of 57% in Argentina. In Rest of World, new truck registrations increased by 46%.
In the second quarter of 2021, our estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.1%, up 2.7 percentage points ("p.p.") compared to the second quarter of 2020. Our market share in the South American truck market in the second quarter of 2021 was 10.0%, up 1.4 p.p. compared to the second quarter of 2020.
Commercial and Specialty Vehicles delivered approximately 45,840 vehicles (including buses and specialty vehicles) in the second quarter of 2021, up 121% compared to the second quarter of 2020. Volumes were 147% higher in LCV and 94% higher in M&H truck segments, respectively. Commercial and Specialty Vehicles’ deliveries were up 123% in Europe and up 155% and 83% in South America and in Rest of World, respectively.
In the second quarter of 2021, the ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.22. In the second quarter of 2021, truck order intake in Europe increased 150% compared to the second quarter of 2020, with an increase of 141% and 172% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT was $100 million in the three months ended June 30, 2021, an increase of $256 million compared to the three months ended June 30, 2020). The improvement was driven by favorable volume and mix, and positive price realization, partially offset by higher material costs, higher Selling, general and administrative expenses and Research and development expenses from low levels of prior year, as well as higher variable compensation. Adjusted EBIT margins was 3.1%.
Powertrain
Net Sales
Powertrain's net sales totaled $1,287 million in the three months ended June 30, 2021, an increase of 68.7% compared to the three months ended June 30, 2020 (up 55.0% on a constant currency basis), due to higher sales volume with both captive and external customers. Sales to external customers accounted for 42% of total net sales (63% in the second quarter of 2020).

During the second quarter of 2021, Powertrain sold approximately 160,000 engines, an increase of 55% compared to the second quarter of 2020. In terms of customers, 31% of engine units were supplied to Commercial and Specialty Vehicles, 15% to Agriculture, 6% to Construction and the remaining 48% to external customers. Additionally, Powertrain delivered approximately 20,800 transmissions and 59,000 axles, an increase of 225% and 155%, respectively, compared to the second quarter of 2020.

Adjusted EBIT
Adjusted EBIT was $74 million for the three months ended June 30, 2021, an increase of $42 million compared to the three months ended June 30, 2020. The increase was mainly due to favorable volume and mix, and positive price realization more than offsetting higher freight costs and higher spending for regulatory and new programs. Adjusted EBIT margin was 5.7% in the three months ended June 30, 2021 (4.2% in the three months ended June 30, 2020).
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $439 million in the three months ended June 30, 2021, flat compared to the three months ended June 30, 2020 (down 4.1% on a constant currency basis), primarily due to a lower average portfolio in North America and lower loan yields, offset by the positive impact of currency translation. Retail loan and lease originations were up 21% on the back of higher industrial sales.
Net Income
Net income of Financial Services was $99 million in the three months ended June 30, 2021, an increase of $46 million compared to the three months ended June 30, 2020, primarily due to lower risk costs and improved pricing on used equipment sales.
In the second quarter of 2021, retail loan originations, including unconsolidated joint ventures, were $2.9 billion, up $0.5 billion compared to the second quarter of 2020. The managed portfolio, including unconsolidated joint ventures, was $27.0 billion as of June 30, 2021 (of which retail was 64% and wholesale 36%), up $2.4 billion compared to June 30, 2020. Excluding the impact of currency translation, the managed portfolio increased $1.2 billion compared to the second quarter of 2020.
At June 30, 2021, the receivables balance greater than 30 days past due as a percentage of receivables was 2.0% (2.8% as of June 30, 2020).

Reconciliation of Net Income (Loss) to Adjusted EBIT
The following table includes the reconciliation of Adjusted EBIT, a non-GAAP financial measure, to net income, the most comparable U.S. GAAP financial measure.

	Three Months Ended June 30,
	2021	2020
	(in millions)
Agriculture	$582	$203
Construction	24	(87)
Commercial and Specialty Vehicles	100	(156)
Powertrain	74	32
Unallocated items, eliminations and other	(81)	(50)
Total Adjusted EBIT of Industrial Activities	$699	$(58)
Financial Services Net Income	99	53
Financial Services Income Taxes	30	20
Interest expense of Industrial Activities, net of interest income and eliminations	(59)	(59)
Foreign exchange gains (losses), net of Industrial Activities	(4)	(7)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	36	26
Restructuring expense of Industrial Activities	(8)	(7)
Goodwill impairment charge	—	(585)
Other discrete items of Industrial Activities	(13)	(537)
Nikola investment fair value adjustment	107	1,475
Income (loss) before taxes	$887	$321
Income tax (expense) benefit	(188)	40
Net income (loss)	$699	$361
(1) In the three months ended June 30, 2021 and 2020 this item includes the pre-tax gain of $30 million and $30 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020
Consolidated Results of Operations

	Six Months Ended June 30,
	2021	2020
	(in millions)
Revenues:
Net sales	$15,533	$10,143
Finance, interest and other income	851	896
Total Revenues	16,384	11,039
Costs and Expenses:
Cost of goods sold	12,600	9,528
Selling, general and administrative expenses	1,162	1,010
Research and development expenses	592	417
Restructuring expenses	10	12
Interest expense	308	351
Goodwill Impairment charge	—	585
Other, net	298	(1,098)
Total Costs and Expenses	14,970	10,805
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,414	234
Income tax (expense) benefit	(345)	63
Equity in income of unconsolidated subsidiaries and affiliates	55	10
Net income	1,124	307
Net income attributable to noncontrolling interests	26	22
Net income attributable to CNH Industrial N.V.	$1,098	$285
Revenues
We recorded revenues of $16,384 million for the six months ended June 30, 2021, an increase of 48.4% (up 41.7% on a constant currency basis) compared to the six months ended June 30, 2020. Net sales of Industrial Activities were $15,533 million in the six months ended June 30, 2021, an increase of 53.1% (up 45.9% on a constant currency basis) compared to the six months ended June 30, 2020, due to higher volumes driven by strong industry demand together with favorable price realization.
Cost of Goods Sold
Cost of goods sold were $12,600 million for the six months ended June 30, 2021, compared with $9,528 million for the six months ended June 30, 2020. As a percentage of net sales of Industrial Activities, cost of goods sold was 81.1% in the six months ended June 30, 2021 (93.9% for the six months ended June 30, 2020), as a result of positive fixed cost absorption, partially offset by higher input costs. In the six months ended June 30, 2020, cost of goods sold included impairment charges of $255 million and asset optimization charges of $282 million.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $1,162 million during the six months ended June 30, 2021 (7.1% of total revenues), up $152 million compared to the six months ended June 30, 2020 (9.1% of total revenues) as expenses returned to more normal levels from the low levels experienced last year.
Research and Development Expenses
For the six months ended June 30, 2021, research and development expenses were $592 million, compared to $417 million for the six months ended June 30, 2020. The expense for the six months ended June 30, 2021 and 2020 was primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Restructuring Expenses
Restructuring expenses for the six months ended June 30, 2021 were $10 million, compared to $12 million for the six months ended June 30, 2020.

Interest Expense
Interest expense was $308 million for the six months ended June 30, 2021, compared to $351 million for the six months ended June 30, 2020. The interest expense attributable to Industrial Activities for the six months ended June 30, 2021, net of interest income and eliminations, was $125 million compared to $118 million in the six months ended June 30, 2020. In the six months ended June 30, 2021, interest expense included a charge of $8 million related to the repurchase of €316 million (equivalent to $371 million) of outstanding notes due May 23, 2022 by CNH Industrial Finance Europe S.A.
Other, net
Other, net expenses were $298 million for the six months ended June 30, 2021 and includes a pre-tax gain of $72 million ($71 million after-tax) from the remeasurement at fair value of the investment in Nikola Corporation, a pre-tax gain of $60 million ($45 million after-tax) as a result of the Benefit Modification Amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, and foreign exchange losses of $22 million. Other, net expenses were $(1,098) million for the six months ended June 30, 2020 and includes a pre-tax gain of $1,475 million ($l,457 million after-tax) from the remeasurement at fair value of the investment in Nikola Corporation and a pre-tax gain of $60 million ($45 million after-tax) due to the positive impact from the 2018 U.S. healthcare plan modification.
Income Taxes

	Six Months Ended June 30,
	2021	2020
	(in millions, except percentages)
Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$1,414	$234
Income tax (expense) benefit	$(345)	$63
Effective tax rate	24.4%	(26.9)%
Income tax expense for the six months ended June 30, 2021 was $345 million compared to income tax benefit of $63 million for the six months ended June 30, 2020. The effective tax rates for the six months ended June 30, 2021 and 2020 were 24.4% and negative 26.9%, respectively. The 2021 effective tax rate reflects the Company’s full year estimated annual tax rate, primarily reduced by the impact of the Nikola fair market value remeasurement income being discretely taxed at a low rate, in accordance with the applicable jurisdictional tax laws. The negative effective tax rate for the six months ended June 30, 2020 primarily resulted from the income tax benefits associated with pre-tax operational losses exceeding the income tax expense associated with the pre-tax income due to remeasurement of the Company’s investment in Nikola Corporation, which was discretely calculated in accordance with the applicable jurisdictional tax laws. In addition, the income tax benefit related to the six months ended June 30, 2020 included no benefits related to either the goodwill impairment charge associated with the Company’s construction equipment operations or the pre-tax losses in certain jurisdictions for which corresponding deferred tax assets were not recognized.
Excluding the pre-tax and tax impacts of remeasuring to fair value the investment in Nikola Corporation, restructuring charges, the Benefit Modification Amortization, charges for retiring certain debt, certain other charges associated with the Company’s spin-off of its On-Highway operations and pending acquisition of Raven Industries, and discrete tax benefits associated with law changes in two jurisdictions, the effective tax rate was 25.2% for the six months ended June 30, 2021. Excluding the pre-tax and tax impacts of remeasuring to fair value the investment in Nikola Corporation, the goodwill impairment charge related to the Company’s construction equipment operations, asset optimization charges, impairment charges to other assets, restructuring charges, the Benefit Modification Amortization, and charges taken due to actions included in the "Transform2Win" strategy, the effective tax rate was negative 0.6% for the six months ended June 30, 2020.
Equity in Income of Unconsolidated Subsidiaries and Affiliates
Equity in income of unconsolidated subsidiaries and affiliates totaled $55 million and $10 million for the six months ended June 30, 2021 and 2020, respectively.
Net Income (Loss)
Net income was $1,124 million for the six months ended June 30, 2021, compared to net income of $307 million for the six months ended June 30, 2020. Net income for the six months ended June 30, 2021 included a pre-tax gain of $72 million ($71 million after-tax) due to the remeasurement to fair value of the investment in Nikola Corporation, a pre-tax gain of $60 million ($45 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification and restructuring expenses of $10 million ($8 million after-tax).

In the six months ended June 30, 2020, net income included a pre-tax gain of $l,475 million ($l,457 million after-tax) due to the remeasurement at fair value of the investment in Nikola Corporation. Net income also included a non-cash, pre- and after-tax goodwill impairment charge of $585 million related to Construction, other assets pre-tax impairment charges of $255 million ($214 million after-tax), as well as other asset optimization pre-tax charges of $282 million ($227 million after-tax). Furthermore, net income included a pretax gain of $60 million ($45 million after-tax) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification, as well as pre-tax restructuring expenses of $12 million ($10 million after-tax).
Industrial Activities and Business Segments
The following tables show revenues and Adjusted EBIT by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Six Months Ended June 30,
	2021	2020	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agriculture	$7,008	$4,785	46.5%	42.0%
Construction	1,464	842	73.9%	70.7%
Commercial and Specialty Vehicles	6,025	3,760	60.2%	49.4%
Powertrain	2,521	1,516	66.3%	53.7%
Eliminations and other	(1,485)	(760)
Total Net sales of Industrial Activities	15,533	10,143	53.1%	45.9%
Financial Services	887	930	(4.6)%	(6.4)%
Eliminations and other	(36)	(34)
Total Revenues	$16,384	$11,039	48.4%	41.7%

	Six Months Ended June 30,
	2021	2020	$ Change	2021 Adj EBITDA Margin	2020 Adj EBITDA Margin
	(in millions, except percentages)
Adjusted EBIT by segment:
Agriculture	$981	$227	$754	14.0%	4.7%
Construction	49	(170)	219	3.3%	(20.2)%
Commercial and Specialty Vehicles	176	(212)	388	2.9%	(5.6)%
Powertrain	189	63	126	7.5%	4.2%
Unallocated items, eliminations and other	(151)	(114)	(37)
Total Adjusted EBIT of Industrial Activities	$1,244	$(206)	$1,450	8.0%	(2.0)%
Net sales of Industrial Activities were $15,533 million during the six months ended June 30, 2021, an increase of 53.1% compared to the six months ended June 30, 2020 (up 45.9% on a constant currency basis), due to higher volumes driven by strong industry demand, together with favorable price realization.
Adjusted EBIT of Industrial Activities was $1,244 million during the six months ended June 30, 2021, compared to an adjusted EBIT loss of $206 million during the six months ended June 30, 2020. The increase in adjusted EBIT was primarily attributable to all segments being up year over year.

Segment Performance
Agriculture
Net Sales
The following table shows Agriculture net sales by geographic region for the six months ended June 30, 2021 compared to the six months ended June 30, 2020:
Agriculture Sales—by geographic region:

	Six Months Ended June 30,
(in millions, except percentages)	2021	2020	% Change
North America	$2,344	$1,725	35.9%
Europe	2,425	1,720	41.0%
South America	964	602	60.1%
Rest of World	1,275	738	72.8%
Total	$7,008	$4,785	46.5%
Agriculture's net sales totaled $7,008 million in the six months ended June 30, 2021, with an increase of 46.5% compared to the six months ended June 30, 2020 (up 42.0% on a constant currency basis). The increase was due to higher industry demand, better mix in all regions, and favorable price realization.
For the six months ended June 30, 2021, worldwide industry unit sales for tractors were up 38% compared to the six months ended June 30, 2020, while worldwide industry sales for combines were up 19%. In North America, industry volumes in the over 140 hp tractor market sector were up 32% and combines were up 13%. Industry volumes for under 140 hp tractors in North America were up 17%. European markets were up 27% and 14% for tractors and combines, respectively. In South America, the tractor market increased 38% and the combine market increased 31%. Rest of World markets increased 46% and 19% for tractors and combines, respectively.
Adjusted EBIT
Adjusted EBIT was $981 million in the six months ended June 30, 2021, an increase of $754 million compared to the six months ended June 30, 2020. The increase was driven by higher volumes, favorable mix, and positive price realization, partially offset by higher raw material and freight costs, and SG&A and R&D spend returning to more normal levels from the low levels experienced in the previous year. Adjusted EBIT margin was 14.0% (4.7% in the six months ended June 30, 2020).
Construction
Net Sales
The following table shows Construction net sales by geographic region for the six months ended June 30, 2021 compared to the six months ended June 30, 2020:
Construction Sales—by geographic region:

	Six Months Ended June 30,
(in millions, except percentages)	2021	2020	% Change
North America	$652	$331	97.0%
Europe	300	180	66.7%
South America	206	137	50.4%
Rest of World	306	194	57.7%
Total	$1,464	$842	73.9%
Construction's net sales totaled $1,464 million in the six months ended June 30, 2021, an increase of 73.9% compared to the six months ended June 30, 2020 (up 70.7% on a constant currency basis), as a result of higher volumes driven by industry demand, channel destocking actions in 2020, and better price realization.
Global demand in construction equipment increased in both Heavy and Light sub-segments, with Heavy up 23% and Light up 24%. Demand increased 37% in North America, 23% in Europe, 83% in South America and 17% in Rest of World.

Adjusted EBIT
Adjusted EBIT was $49 million in the six months ended June 30, 2021, an increase of $219 million increase compared to the six months ended June 30, 2020. The improvement was due to favorable volume and mix, positive price realization, and positive fixed cost absorption, partially offset by higher material and freight costs. Adjusted EBIT margin at 3.3%.
Commercial and Specialty Vehicles
Net Sales
The following table shows Commercial and Specialty Vehicles’ net sales by geographic region for the six months ended June 30, 2021 compared to the six months ended June 30, 2020:
Commercial and Specialty Vehicles Sales—by geographic region:

	Six Months Ended June 30,
(in millions, except percentages)	2021	2020	% Change
North America	$50	$28	n.m.
Europe	4,792	3,022	58.6%
South America	487	231	110.8%
Rest of World	696	479	45.3%
Total	$6,025	$3,760	60.2%
n.m. - not meaningful
Commercial and Specialty Vehicles’ net sales totaled $6,025 million in the six months ended June 30, 2021, an increase of 60.2% compared to the six months ended June 30, 2020 (up 49.4% on a constant currency basis), primarily driven by higher truck volumes.
During the six months ended June 30, 2021, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 33% compared to the same period in 2020. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 32% and the M&H truck market (GVW ≥7.5 tons) increased 36%. In South America, new truck registrations (GVW ≥3.5 tons) increased 52% over the same period of 2020, with an increase of 50% and 66% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations increased by 32%.
In the six months ended June 30, 2021, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 11.5%, up 1.4 p.p. compared to the six months ended June 30, 2020. In the six months ended June 30, 2021, trucks' market share in South America was 9.9%, up 1.6 p.p. compared to the six months ended June 30, 2020.
In the six months ended June 30, 2021, Commercial and Specialty Vehicles delivered approximately 82,400 vehicles (including buses and specialty vehicles), representing an 80% increase compared to the same period of 2020. Further, volumes were up 92% in LCV and 70% in M&H truck segments, and Commercial and Specialty Vehicles’ deliveries increased 79% in Europe, 102% in South America, and 66% in Rest of World.
Adjusted EBIT
Adjusted EBIT was $176 million in the six months ended June 30, 2021 (up $388 million compared to the six months ended June 30, 2020). The improvement was due to favorable volumes and mix, and positive price realization, partially offset by higher material costs and SG&A and R&D spend returning to more normal levels of spend from the low levels experienced in the prior year. Adjusted EBIT margin at 2.9%.
Powertrain
Net Sales
Powertrain's net sales totaled $2,521 million in the six months ended June 30, 2021, an increase of 66.3% compared to the six months ended June 30, 2020 (up 53.7% on a constant currency basis), due to higher sales volume. Sales to external customers accounted for 44% of total net sales (53% in the six months ended June 30, 2020).

During the six months ended June 30, 2021, Powertrain sold approximately 319,600 engines, an increase of 56% compared to the six months ended June 30, 2020. In terms of customers, 29% of engine units were supplied to Commercial and Specialty Vehicles, 15% to Agriculture, 5% to Construction and the remaining 51% to external customers. Additionally, Powertrain delivered approximately 38,000 transmissions, an increase of 97% compared to the six months ended June 30, 2020, and approximately 109,000 axles, an increase of 85% compared to the six months ended June 30, 2020.

Adjusted EBIT
Adjusted EBIT was $189 million for the six months ended June 30, 2021, up $126 million compared to the six months ended June 30, 2020). The increase was mainly due to favorable volume and mix, partially offset by higher freight costs and higher spending for regulatory programs. Adjusted EBIT margin was 7.5% in the six months ended June 30, 2021 (4.2% in the six months ended June 30, 2020).
Financial Services
Finance, Interest and Other Income
Financial Services' revenues totaled $887 million in the six months ended June 30, 2021, a decline of 4.6% compared to the six months ended June 30, 2020 (down 6.4% on a constant currency basis), primarily due to a lower average portfolio in North America and lower off-lease equipment sales, partially offset by positive impact from currency translation.
Net Income
Net income of Financial Services was $190 million in the six months ended June 30, 2021, an increase of $57 million compared to the six months ended June 30, 2020, primarily as a result of lower risk costs and improved pricing on used equipment sales.
In the six months ended June 30, 2021, retail loan originations, including unconsolidated joint ventures, were $5.3 billion, up $0.8 billion compared to the six months ended June 30, 2020. The managed portfolio, including unconsolidated joint ventures, was $27.0 billion as of June 30, 2021 (of which retail was 64% and wholesale 36%), up $2.4 billion compared to June 30, 2020 (up $1.2 billion on a constant currency basis).
At June 30, 2021, the receivables balance greater than 30 days past due as a percentage of receivables was 2.0% (2.8% as of June 30, 2020).
Reconciliation of Net Income (Loss) to Adjusted EBIT
The following table includes the reconciliation of Adjusted EBIT, a non-GAAP financial measure, to net income, the most comparable U.S. GAAP financial measure.

	Six Months Ended June 30,
	2021	2020
	(in millions)
Agriculture	$981	$227
Construction	49	(170)
Commercial and Specialty Vehicles	176	(212)
Powertrain	189	63
Unallocated items, eliminations and other	(151)	(114)
Total Adjusted EBIT of Industrial Activities	$1,244	$(206)
Financial Services Net Income	190	133
Financial Services Income Taxes	63	50
Interest expense of Industrial Activities, net of interest income and eliminations	(125)	(118)
Foreign exchange gains (losses), net of Industrial Activities	(22)	(5)
Finance and non-service component of Pension and other post-employment benefit cost of Industrial Activities(1)	70	56
Restructuring expense of Industrial Activities	(10)	(12)
Goodwill impairment charge	—	(585)
Other discrete items of Industrial Activities	(13)	(544)
Nikola investment fair value adjustment	72	1,475
Income (loss) before taxes	$1,469	$244
Income tax (expense) benefit	(345)	63
Net income (loss)	$1,124	$307
(1) In the six months ended June 30, 2021 and 2020 this item includes the pre-tax gain of $60 million and $60 million, respectively, as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Supplemental Information
The operations, key financial measures, and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. This supplemental data is as follows:
Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services business.
Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

	Statement of Operations
	Three Months Ended June 30, 2021					Three Months Ended June 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
Revenues
Net sales	$8,490	$—	$—		$8,490	$5,150	$—	$—		$5,150
Finance, interest and other income	17	439	(35)	(2)	421	13	441	(26)	(2)	428
Total Revenues	$8,507	$439	$(35)		$8,911	$5,163	$441	$(26)		$5,578
Costs and Expenses
Cost of goods sold	$6,867	$—	$—		$6,867	$5,114	$—	$—		$5,114
Selling, general & administrative expenses	580	42	—		622	396	88	—		484
Research and development expenses	329	—	—		329	203	—	—		203
Restructuring expenses	8	—	—		8	7	—	—		7
Interest expense	76	106	(35)	(3)	147	72	124	(26)	(3)	170
Goodwill impairment charge	—	—	—		—	585	—	—		585
Other, net	(87)	168	—		81	(1,455)	160	—		(1,295)
Total Costs and Expenses	$7,773	$316	$(35)		$8,054	$4,922	$372	$(26)		$5,268
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	734	123	—		857	241	69	—		310
Income tax (expense) benefit	(158)	(30)	—		(188)	60	(20)	—		40
Equity income (loss) of unconsolidated subsidiaries and affiliates	24	6	—		30	7	4	—		11
Net income (loss)	$600	$99	$—		$699	$308	$53	$—		$361
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Services' interest expense to Financial Services.

	Statement of Operations
	Six Months Ended June 30, 2021					Six Months Ended June 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
Revenues
Net sales	$15,533	$—	$—		$15,533	$10,143	$—	$—		$10,143
Finance, interest and other income	33	887	(69)	(2)	851	28	930	(62)	(2)	896
Total Revenues	$15,566	$887	$(69)		$16,384	$10,171	$930	$(62)		$11,039
Costs and Expenses
Cost of goods sold	$12,600	$—	$—		$12,600	$9,528	$—	$—		$9,528
Selling, general & administrative expenses	1,066	96	—		1,162	860	150	—		1,010
Research and development expenses	592	—	—		592	417	—	—		417
Restructuring expenses	10	—	—		10	12	—	—		12
Interest expense	158	219	(69)	(3)	308	146	267	(62)	(3)	351
Goodwill impairment charge						585	—	—		585
Other, net	(33)	331	—		298	(1,440)	342	—		(1,098)
Total Costs and Expenses	$14,393	$646	$(69)		$14,970	$10,108	$759	$(62)		$10,805
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,173	241	—		1,414	63	171	—		234
Income tax (expense) benefit	(282)	(63)	—		(345)	113	(50)	—		63
Equity income (loss) of unconsolidated subsidiaries and affiliates	43	12	—		55	(2)	12	—		10
Net income (loss)	$934	$190	$—		$1,124	$174	$133	$—		$307
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of Financial Services' interest income earned from Industrial Activities.
(3) Eliminations of Industrial Services' interest expense to Financial Services.

	Balance Sheets
	June 30, 2021					December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
ASSETS
Cash and cash equivalents	$7,306	$514	—		$7,820	$8,017	$768	$—		$8,785
Restricted cash	125	639	—		764	99	745	—		844
Trade receivables, net	524	18	(20)	(2)	522	508	23	(25)	(2)	506
Financing receivables, net	1,309	19,944	(2,524)	(3)	18,729	902	19,428	(1,873)	(3)	18,457
Inventories, net	7,450	21	—		7,471	5,981	41	—		6,022
Property, plant and equipment, net	4,666	1	—		4,667	4,922	1	—		4,923
Investments in unconsolidated subsidiaries and affiliates	265	239	—		504	256	273	—		529
Investments at fair value through profit and loss	464	—	—		464	392	—	—		392
Equipment under operating leases	62	1,848	—		1,910	65	1,913	—		1,978
Goodwill, net	1,768	157	—		1,925	1,767	157	—		1,924
Other intangible assets, net	747	16	—		763	755	17	—		772
Deferred tax assets	1,405	177	(164)	(4)	1,418	1,422	189	(160)	(4)	1,451
Derivative assets	84	65	(13)	(5)	136	103	76	(19)	(5)	160
Other assets	2,081	168	(120)	(2)	2,129	1,919	172	(115)	(2)	1,976
TOTAL ASSETS	$28,256	$23,807	$(2,841)		$49,222	$27,108	$23,803	$(2,192)		$48,719
LIABILITIES AND EQUITY
Debt	7,454	19,581	(2,523)	(3)	24,512	8,288	19,638	(1,873)	(3)	26,053
Trade payables	6,947	178	(22)	(2)	7,103	6,167	220	(30)	(2)	6,357
Deferred tax liabilities	11	259	(164)	(4)	106	14	258	(160)	(4)	112
Pension, postretirement and other postemployment benefits	1,510	21	—		1,531	1,597	20	—		1,617
Derivative liabilities	140	44	(13)	(5)	171	102	56	(19)	(5)	139
Other liabilities	9,150	694	(119)	(2)	9,725	8,842	680	(110)	(2)	9,412
TOTAL LIABILITIES	$25,212	$20,777	$(2,841)		$43,148	$25,010	$20,872	$(2,192)		$43,690
Redeemable noncontrolling interest	44	—	—		44	40	—	—		40
Equity	3,000	3,030	—		6,030	2,058	2,931	—		4,989
TOTAL LIABILITIES AND EQUITY	$28,256	$23,807	$(2,841)		$49,222	$27,108	$23,803	$(2,192)		$48,719
(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) Eliminations of primarily receivables/payables between Industrial Activities and Financial Services.
(3) Eliminations of financing receivables/payables between Industrial Activities and Financial Services.
(4) Reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassification needed for appropriate consolidated presentation.
(5) Elimination of derivative assets/liabilities between Industrial Activities and Financial Services.

	Cash Flow Statements
	Six Months Ended June 30, 2021					Six Months Ended June 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(in millions)
Operating activities:
Net income (loss)	$934	$190	$—		$1,124	$174	$133	$—		$307
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization expense, net of assets under operating lease and assets sold under buy-back commitments	304	2	—		306	306	1	—		307
Depreciation and amortization expense of assets under operating lease and assets sold under buy-back commitments	136	135	—		271	132	127	—		259
Loss on disposal of assets	2	—	—		2	4	—	—		4
Loss on repurchase of notes	8	—	—		8	—	—	—		—
Undistributed income (loss) of unconsolidated subsidiaries	121	(12)	(82)	(2)	27	123	(12)	(90)	(2)	21
Goodwill impairment charge	—	—	—		—	585	—	—		585
Other non-cash items	(16)	14	—		(2)	(1,059)	77	—		(982)
Changes in operating assets and liabilities:
Provisions	140	11	—		151	(151)	(1)	—		(152)
Deferred income taxes	(1)	—	—		(1)	(155)	(6)	—		(161)
Trade and financing receivables related to sales, net	(14)	(326)	(4)	(3)	(344)	(91)	1,075	—	(3)	984
Inventories, net	(1,425)	220	—		(1,205)	75	224	—		299
Trade payables	843	(44)	7	(3)	806	(929)	(30)	5	(3)	(954)
Other assets and liabilities	191	40	(3)	(3)	228	13	10	(5)	(3)	18
Net cash provided by (used in) operating activities	$1,223	$230	$(82)		$1,371	$(973)	$1,598	$(90)		$535
Investing activities:
Additions to retail receivables	—	(2,398)	—		(2,398)	—	(2,069)	—		(2,069)
Collections of retail receivables	—	2,397	—		2,397	—	2,129	—		2,129
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	13	—	—		13	5	—	—		5
Expenditures for property, plant and equipment and intangible assets, net of assets under operating lease and sold under buy-back commitments	(202)	(1)	—		(203)	(132)	—	—		(132)
Expenditures for assets under operating lease and assets sold under buy-back commitments	(345)	(261)	—		(606)	(173)	(309)	—		(482)
Other(4)	(109)	133	8	(4)	32	(178)	83	9	(4)	(86)
Net cash provided by (used in) investing activities	$(643)	$(130)	$8		$(765)	$(478)	$(166)	$9		$(635)
Financing activities:
Proceeds from long-term debt	66	6,321	—		6,387	448	5,047	—		5,495
Payments of long-term debt	(752)	(6,849)	—		(7,601)	(12)	(5,697)	—		(5,709)
Net increase (decrease) in other financial liabilities	(228)	144	—		(84)	1,338	(752)	—		586
Dividends paid	(183)	(82)	82	(2)	(183)	(3)	(90)	90	(2)	(3)
Other	—	8	(8)	(4)	—	—	9	(9)	(4)	—
Net cash provided by (used in) financing activities	$(1,097)	$(458)	$74		$(1,481)	$1,771	$(1,483)	$81		$369
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(168)	(2)	—		(170)	(132)	(42)	—		(174)
Increase (decrease) in cash and cash equivalents and restricted cash	$(685)	$(360)	$—		$(1,045)	$188	$(93)	$—		$95
Cash and cash equivalents and restricted cash, beginning of year	8,116	1,513	—		9,629	4,527	1,246	—		5,773
Cash and cash equivalents and restricted cash, end of year	$7,431	$1,153	$—		$8,584	$4,715	$1,153	$—		$5,868

(1) Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company's Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.
(2) This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash used in operating activities.
(3) This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.
(4) This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

CRITICAL ACCOUNTING POLICIES
See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.
B. LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity.
Cash Flow Analysis
During the six months ended June 30, 2021, consolidated cash, cash equivalents and restricted cash decreased by $1,045 million due to dividends paid of $0.2 billion, debt repayment of $1.9 billion (including $0.4 billion of notes repurchase), higher portfolio of $0.4 billion, $0.2 billion expenditures for property, plant, and equipment and intangible assets and, translation exchange differences of $0.2 billion, partially offset by $1.4 billion in cash generated by operating activities and issuance of $600 million in new Capital bonds.
At June 30, 2021, Cash and cash equivalents and Restricted cash were $7,820 million ($8,785 million at December 31, 2020) and $764 million ($844 million at December 31, 2020), respectively. Undrawn medium-term unsecured committed facilities were $5,677 million ($6,148 million at December 31, 2020) and other current financial assets were $162 million ($94 million at December 31, 2020). At June 30, 2021, the aggregate of Cash and cash equivalents, Restricted cash, undrawn medium-term unsecured committed facilities and other current financial assets, which we consider to constitute our principal liquid assets (or "available liquidity"), totaled $14,423 million ($15,871 million at December 31, 2020).
Net Cash from Operating Activities
Cash provided by operating activities in the six months ended June 30, 2021 totaled $1,371 million and primarily comprised the following elements:
▪$1,124 million net income;
▪plus $577 million in non-cash charges for depreciation and amortization ($306 million excluding assets sold with buy back commitments and equipment on operating leases);
▪plus change in provisions of $151 million;
▪less $515 million in change in working capital.
In the six months ended June 30, 2020, cash provided by operating activities was $535 million primarily as a result of $347 million related to the seasonal increase in working capital, $566 million in non-cash charges for depreciation, and $585 million in non-cash goodwill impairment offset by $982 million in Other non-cash charges which primarily consisted of the Nikola revaluation.
Net Cash from Investing Activities
Net cash used by investing activities was $765 million in the six months ended June 30, 2021 and was primarily due to expenditures for assets under operating leases and assets sold under buyback commitments ($606 million) and expenditures for Property, Plant, and Equipment and intangible assets ($203 million).
For the six months ended June 30, 2020, cash used in investing activities ($635 million) was primarily due to expenditures for assets under operating leases and assets sold under buyback commitments ($482 million) and expenditures for Property, Plant, and Equipment and intangible assets ($132 million).
Net Cash from Financing Activities
Net cash used in financing activities was $1,481 million in the six months ended June 30, 2021 compared to $369 million provided by financing activities in the six months ended June 30, 2020. Net cash used in and provided by financing activities for the six months ended June 30, 2021 and 2020 was primarily due to the net decrease or increase in debt.
Debt
Our consolidated debt as at June 30, 2021 and December 31, 2020 is as detailed in the following table:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	(in millions)
Total Debt	$(24,512)	$(26,053)	$(7,454)	$(8,288)	$(19,581)	$(19,638)

A summary of total debt as of June 30, 2021 and December 31, 2020, is as follows:

	June 30, 2021			December 31, 2020
	Industrial Activities	Financial Services	Total	Industrial Activities	Financial Services	Total
	(in millions)
Total Bonds	$5,822	$3,289	$9,111	$6,366	$3,216	$9,582
Asset-backed debt	—	11,012	11,012	—	11,922	11,922
Other debt	362	4,027	4,389	905	3,644	4,549
Intersegment debt	1,270	1,253	—	1,017	856	—
Total Debt	$7,454	$19,581	$24,512	$8,288	$19,638	$26,053
A summary of issued bonds outstanding as of June 30, 2021 is as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount ($ millions)
Industrial Activities
Euro Medium Term Notes:
CNH Industrial Finance Europe S.A. (1)	EUR	367	2.875%	September 27, 2021	437
CNH Industrial Finance Europe S.A. (1)	EUR	75	1.625%	March 29, 2022	89
CNH Industrial Finance Europe S.A. (1)	EUR	369	2.875%	May 17, 2023	438
CNH Industrial Finance Europe S.A. (1)	EUR	750	0.000%	April 1, 2024	891
CNH Industrial Finance Europe S.A. (1)	EUR	650	1.750%	September 12, 2025	773
CNH Industrial Finance Europe S.A. (1)	EUR	100	3.500%	November 12, 2025	119
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.875%	January 19, 2026	594
CNH Industrial Finance Europe S.A. (1)	EUR	600	1.750%	March 25, 2027	713
CNH Industrial Finance Europe S.A. (1)	EUR	50	3.875%	April 21, 2028	59
CNH Industrial Finance Europe S.A. (1)	EUR	500	1.625%	July 3, 2029	594
CNH Industrial Finance Europe S.A. (1)	EUR	50	2.200%	July 15, 2039	59
Other Bonds:
CNH Industrial N.V. (2)	USD	600	4.500%	August 15, 2023	600
CNH Industrial N.V. (2)	USD	500	3.850%	November 15, 2027	500
Hedging effects, bond premium/discount, and unamortized issuance costs					(44)
Total Industrial Activities					$5,822
Financial Services
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital Argentina SA	ARS	701	36.000%	August 31, 2021	7
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital Australia Pty Ltd.	AUD	175	2.100%	December 12, 2022	131
CNH Industrial Capital LLC	USD	600	1.950%	July 2, 2023	600
CNH Industrial Capital Argentina SA	USD	31	0.000%	August 31, 2023	31
CNH Industrial Capital LLC	USD	500	4.200%	January 15, 2024	500
CNH Industrial Capital LLC	USD	500	1.875%	January 15, 2026	500
CNH Industrial Capital LLC	USD	600	1.450%	July 15, 2026	600
Hedging effects, bond premium/discount, and unamortized issuance costs					20
Total Financial Services					$3,289
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.

The calculation of Net Debt as at June 30, 2021 and December 31, 2020 and the reconciliation of Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, to Net Debt are shown below:

	Consolidated		Industrial Activities		Financial Services
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	(in millions)
Third party (debt)	$(24,512)	$(26,053)	$(6,184)	$(7,271)	$(18,328)	$(18,782)
Intersegment notes payable	—	—	(1,270)	(1,017)	(1,253)	(856)
Total (Debt)(1)	(24,512)	(26,053)	(7,454)	(8,288)	(19,581)	(19,638)
Cash and cash equivalents	7,820	8,785	7,306	8,017	514	768
Restricted cash	764	844	125	99	639	745
Intersegment notes receivable	—	—	1,253	856	1,270	1,017
Other current financial assets(2)	162	94	162	94	—	—
Derivatives hedging debt	1	8	1	8	—	—
Net Cash (Debt)(3)	$(15,765)	$(16,322)	$1,393	$786	$(17,158)	$(17,108)
(1)    Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $1,270 million and $1,017 million as of June 30, 2021 and December 31, 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $1,253 million and $856 million as of June 30, 2021 and December 31, 2020, respectively.
(2)    This item includes short-term deposits and investments towards high-credit rating counterparties.
(3)    The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $17 million and $161 million as of June 30, 2021 and December 31, 2020, respectively.
Excluding positive exchange rate differences effect of $210 million, Net Debt at June 30, 2021 decreased by $347 million compared to December 31, 2020 mainly reflecting $0.6 billion of positive Free Cash Flow of Industrial Activities partially offset by dividends paid of $0.2 billion.
The following table shows the change in Net Cash (Debt) of Industrial Activities for the six months ended June 30, 2021 and 2020:

(in millions)	2021	2020
Net Cash (Debt) of Industrial Activities at beginning of period	$786	$(854)
Adjusted EBIT of Industrial Activities	1,244	(206)
Depreciation and amortization	304	306
Depreciation of assets under operating leases and assets sold with buy-back commitments	136	132
Cash interest and taxes	(263)	(117)
Changes in provisions and similar(1)	50	(332)
Change in working capital	(601)	(924)
Operating cash flow of Industrial Activities	870	(1,141)
Investments in property, plant and equipment, and intangible assets(2)	(202)	(132)
Other changes	(31)	(153)
Free Cash Flow of Industrial Activities	637	(1,426)
Capital increases and dividends	(183)	(3)
Currency translation differences and other(3)	153	(24)
Change in Net Cash (Debt) of Industrial Activities	607	(1,453)
Net Cash (Debt) of Industrial Activities at end of period	$1,393	$(2,307)

(1)    Including other cash flow items related to operating lease and buy-back activities.
(2)    Excluding assets sold under buy-back commitments and assets under operating leases.
(3)    In the three months ended June 30, 2021, this item also includes the charge of $8 million related to the repurchase of Notes.

For the six months ended June 30, 2021, the Free Cash Flow of Industrial Activities was a positive $0.6 billion as the strong performance of the segments was partially offset by the seasonal increase in working capital. The seasonal increase in working capital was down approximately 35% from the prior year as the Company continued to manage working capital to expected retail demand.

The following table shows the change in Net cash provided by (used in) Operating Activities to Free Cash Flow of Industrial Activities for the six months ended June 30, 2021 and 2020:

(in millions)	2021	2020
Net cash provided by (used in) Operating Activities	$1,371	$535
Less: Cash flows from Operating Activities of Financial Services net of eliminations	148	1,508
Change in derivatives hedging debt of Industrial Activities and other	(8)	5
Investments in assets sold under but-back commitments and operating lease assets of Industrial Activities	(345)	(173)
Operating cash flow of Industrial Activities	870	(1,141)
Investments in property, plant, and equipment, and intangible assets of Industrial Activities	(202)	(132)
Other changes (1)	(31)	(153)
Free Cash Flow of Industrial Activities	$637	$(1,426)
(1)    This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
With the purpose of further diversifying its funding structure, CNH Industrial has established various commercial paper programs. CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $61 million outstanding at June 30, 2021 ($112 million at December 31, 2020).
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. CNH Industrial exercised the first of the two extension options as of February 28, 2020 and the second extension option as of February 26, 2021. The facility is now due to mature in March 2026 for €3,950.5 million; the remaining €49.5 million will mature in March 2025.
Available committed unsecured facilities expiring after twelve months amounted to approximately $5.7 billion at June 30, 2021 ($6.1 billion at December 31, 2020). Total committed secured facilities expiring after twelve months amounted to approximately $2.9 billion at June 30, 2021 ($3.9 billion at December 31, 2020), of which $0.7 billion was available at June 30, 2021 ($0.2 billion at December 31, 2020).
In March 2021, CNH Industrial Finance Europe S.A. repurchased all its outstanding notes due May 23, 2022 equaling €316 million (approximately $371 million) through the exercise of a make whole option.
In May 2021, CNH Industrial Capital LLC issued $600 million of notes at a semi-annual fixed rate of 1.450% due in July 2026, with an issue price of 99.208% of their principal.
The Company will closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of March and the demonstrated access to the financial markets, the Company believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.
Please refer to “Note 10: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.
CONTINGENCIES
As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
SAFE HARBOR STATEMENT
All statements other than statements of historical fact contained in this filing, including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; the impact of significant or unanticipated material extraordinary transactions or any business combinations and other similar transaction on our businesses, our financial or business projections; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures; including our proposed acquisition of Raven Industries, Inc.; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise.
The impact of COVID-19 has already exacerbated, and is expected to further exacerbate, all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
Additional factors could cause actual results to differ from those express or implied by the forward-looking statements included in the Company’s filings with the SEC (including, but not limited to, the factors discussed in our annual report on Form 20-F and quarterly reports submitted on Form 6-K).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS
See “Note 15: Commitments and Contingencies” to our condensed consolidated financial statements.
RISK FACTORS
There have been no material changes from the risk factors previously disclosed in our annual report on Form 20-F for the year ended December 31, 2020. The risks described in the most recent annual report on Form 20-F, and in the “Safe Harbor Statement” within this report are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The Company did not purchase any of its equity securities during the second quarter of 2021.
DEFAULT UPON SENIOR SECURITIES
Not applicable.
MINE SAFETY DISCLOSURES
Not applicable.
OTHER INFORMATION
None.